TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2006 OCT 16 A 11:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

6 October 2006

SUPPL

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

06017465

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 9 September 2006 to 5 October 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Ana Richardson

Rowan D J Adams
Deputy Company Secretary

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Enc.

dlw 10/17

Tate & Lyle PLC and Microbia Precision Engineering, Inc. form partnership to develop and commercialise fermentation-derived renewable ingredients

2 October, 2006

Tate & Lyle, a world leader in renewable ingredients, and Microbia Precision Engineering, Inc, today have formed a multi-year partnership to develop fermentation-derived renewable ingredients.

Precision Engineering®, a subsidiary of US-based entrepreneurial pharmaceutical company Microbia, specialises in the development of highly efficient microbial manufacturing technology. Tate & Lyle is one of the world's major fermentation producers with long standing experience in fermentation markets, process development, manufacturing and carbohydrate feedstock supply. The partnership will leverage these synergies.

As part of the agreement, Tate & Lyle will invest US$7 million to acquire a minority shareholding in Microbia Precision Engineering, Inc, and take one seat on the board. In addition, Tate & Lyle will invest a further US$13.75 million in research and development over a period of five years. The two companies will work exclusively together within defined renewable ingredient markets and will share the profits from products commercialised through their collaboration.

The partnership will stimulate new product development and reduce time to commercialisation. Prospective third-party collaborators will be able to work with the new partnership and benefit from access to the complete value chain from feedstock to manufactured fermentation product.

Iain Ferguson, Chief Executive, Tate & Lyle said, "In the last decade, Tate & Lyle has established fermentation as a core technological competency. This has proved a catalyst for new product development, leading to ground-breaking ingredients such as Bio-PDO™ (developed with our joint venture partners DuPont). We look forward to partnering with Precision Engineering®. Their excellent reputation in the field of microbial technology is well deserved."

"This collaboration marks an important step in the development of our Precision Engineering® business into a product-based organisation," said Richard Bailey, President of the Microbia Precision Engineering, Inc. subsidiary. "Not only are we aligning ourselves with an established and well-respected company, but we are retaining the rights to become full commercial partners for products we introduce into the collaboration which will contribute to our continued growth." **ENDS**

For more press/ investor information:
Tate & Lyle PLC
Mark Robinson (Investor Relations) +44(0)20 7626 6525, mark.robinson@tateandlyle.com
Ferne Hudson (Press) +44(0)20 7626 6525, ferne.hudson@tateandlyle.com

Microbia Precision Engineering, Inc.
Susan Brady (Corporate Communications) +1 617 621 8304, sbrady@microbia.com

For more information on working with the partnership:
Tate & Lyle PLC: Jeff Lievense +1 217 421 3235, jeff.lievense@tateandlyle.com
Pete Castelli +1 217 421 2566, peter.castelli@tateandlyle.com

Microbia Precision Engineering, Inc: Richard Bailey (President) +1 617 621 8337; rbailey@microbia.com

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Tate & Lyle is one of the world's major fermentation producers having 17 fermentation plants on four continents. Its portfolio includes biogums (such as xanthan gum), Aquasta®, a natural source of astaxanthin (in partnership with Igene); industrial chemical and polymer ingredient Bio-PDO™ (in partnership with DuPont); citric acid; monosodium glutamate (Orsan Guangzhou venture); potable alcohol; and fuel grade ethanol.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website.

About Microbia Precision Engineering, Inc:
Microbia Precision Engineering, Inc. is a majority-owned subsidiary of Microbia Inc. (www.microbia.com), a privately held entrepreneurial pharmaceutical company located in Cambridge, Massachusetts. Microbia was spun off from the Whitehead Institute of Biomedical Research at the Massachusetts Institute of Technology (MIT).

The Precision Engineering® business develops highly efficient bioprocesses for a range of applications, both for internal development and in collaboration with leading chemical, pharmaceutical, and renewable ingredients manufacturers. Collaborations have been established with well-respected multinational companies such as DuPont, Novus International, Ranbaxy Laboratories Ltd., Teva Pharmaceutical Industries, Tate & Lyle PLC, and Biocon Ltd.

RECEIVED
2006 OCT 16 A 11: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tate & Lyle PLC – 2 October 2006

Notification of change in Director's details

Kai Nargolwala, a non-executive director of Tate & Lyle PLC (the "Company"), has informed the Company that he has been appointed as a non-executive director of Singapore Telecommunications Limited from 29 September 2006.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Rowan Adams
Deputy Company Secretary

2 October 2006 – Tate & Lyle PLC

RECEIVED
2006 OCT 16 A 11: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trading Update

In line with its regular practice, Tate & Lyle issues the following trading update on entering a closed period in respect of the interim results to 30 September 2006. The interim results will be announced on Wednesday, **1 November 2006**. Please note this is a change of date from that previously advised.

Overall trading since the update issued at the Annual General Meeting on 19 July 2006, and reaffirmed at our Value Added seminar on 7 September 2006, has continued to be in line with our expectations. We have started the year strongly. Over the five months to 31 August 2006, Group profit before tax and amortisation has comfortably exceeded the corresponding period of the prior year, before the benefit of lower depreciation as a result of the asset impairment in Ingredients Europe in the year to March 2006.

Food & Industrial Ingredients, Americas has demonstrated a strong performance across most categories. Value added food and industrial ingredients, commodity sweeteners and ethanol all achieved both volume and margin gains. Our UK fermentation business has been adversely affected by changes to the EU sugar regime, which have increased substrate costs for both our citric acid and Astaxanthin facilities. As expected, small start-up losses have been incurred at the Bio-PDO™ joint venture in Loudon, Tennessee where plant commissioning is underway. The resolution of the trade dispute on sweeteners with Mexico, which will lead to free trade for US high fructose corn syrup into Mexico from 1 January 2008, is good for industry fundamentals as we approach the sweetener pricing round for calendar 2007. Our intention in those negotiations is to improve margins again.

Food & Industrial Ingredients, Europe has performed in line with our expectations and trading profits are modestly below the corresponding period of the prior year. However, this has been more than offset by the benefit from lower depreciation as a result of the impairment charge taken in the year to 31 March 2006 (which will reduce the depreciation charge by £25 million in the year to March 2007). Higher prices for both main products and co-products were offset by the impact of higher cereal prices and energy costs. Good growth was achieved in value added food and industrial ingredients. As advised in the preliminary announcement of results on 25 May 2006, trading profits in the second half-year of the financial year ending March 2007 are expected to be significantly lower than in the corresponding period of the prior year.

The doubling of SPLENDA® Sucralose capacity in Alabama is now mechanically complete and production ramp up is currently underway. In Singapore, construction of the new facility is on schedule for mechanical completion in January 2007. We continue to expect sales for the year to

31 March 2007 to remain strong, with growth weighted to the second half. Our market approach continues to broaden as we develop SPLENDA® Sucralose sales.

In Sugars, Europe, as expected, profitability in our EU sugar refining business has been affected by lower domestic sales prices. This profit reduction has been partially offset by another good performance in sugar trading.

In Sugars, Americas, the mark-to-market gains seen last year in Canada have reversed and the performance of the division is below the corresponding period of the prior year.

Reported results will reflect changes in exchange rates, particularly the US dollar where the period average rate for the six months to 30 September 2006 was US1.85 compared to the US$1.79 reported for the year ended 31 March 2006.

Overall, we have started the year strongly and our expectations for the full financial year to 31 March 2007 remain unchanged. We continue to view the future with confidence and remain committed to our target for the profit contribution from total value added products to increase by 30% in the year to March 2007.

A conference call for analysts and investors will be held at 9.30 am today. The call will be hosted by Iain Ferguson, Chief Executive, John Nicholas, Group Finance Director and Mark Robinson, Director of Investor Relations. Participants are requested to dial in at least 5 minutes before the commencement of the call. Dial in details are:

Participant dial in number:	+44(0)20 7138 0836
Replay telephone number:	+44(0)20 7784 1024
Replay passcode:	4343705#

The replay of this call will be available for 7 days until 9 October 2006.
END

CONTACTS
Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

3 October 2006 - Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC was informed on 3 October 2006 by the Manager of the Company's Corporate Personal Equity Plans (PEPs) that on 2 October 2006 58 Tate & Lyle Ordinary Shares were acquired at 735.5 pence per share for PEPs owned by Mr Stuart Strathdee, who is an executive director of Tate & Lyle PLC. Mr Strathdee now has an interest in 81,698 Ordinary shares in Tate & Lyle PLC.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.